UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Silver Dragon Resources Inc.

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

827692104

(CUSIP Number)

Ms. Chan King Yuet

10/F, Asia Rich Court, No. 5 Staunton Street

Central, Hong Kong

(852) 9270-8334

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

– with a copy to –

Paul J. Pollock

Crowell & Moring LLP

590 Madison Avenue, 20th Floor

New York, NY 10022

(212) 223-4000

April 12, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 827692104

1	Names of reporting persons Chan King Yuet
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power 150,000
	8	Shared voting power 23,481,584[1]
	9	Sole dispositive power 150,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 23,631,584
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.6%
14	Type of reporting person (see instructions) IN

[1]

Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person as Representative (as such term is defined in the Voting Agreement and as set forth in Item 2 below) may be deemed to have shared voting power over 23,481,584 shares of common stock.

CUSIP No. 827692104	2

1	Names of reporting persons Barry King Hon Chan
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Australia
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 16,124,238[2]
	9	Sole dispositive power 16,124,238
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 16,124,238
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.6%
14	Type of reporting person (see instructions) IN

[2]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 16,124,238 shares of common stock.

CUSIP No. 827692104	3

1	Names of reporting persons Magnolia Ulan Fung
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 2,000,000[3]
	9	Sole dispositive power 2,000,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 2,000,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.8%
14	Type of reporting person (see instructions) IN

[3]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 2,000,000 shares of common stock.

CUSIP No. 827692104	4

1	Names of reporting persons Su Hu
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 400,000[4]
	9	Sole dispositive power 400,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 400,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2%
14	Type of reporting person (see instructions) IN

[4]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 400,000 shares of common stock.

CUSIP No. 827692104	5

1	Names of reporting persons Hing Choi Hui
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,486,310[5]
	9	Sole dispositive power 1,486,310
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 1,486,310
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.6%
14	Type of reporting person (see instructions) IN

[5]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 1,486,310 shares of common stock.

CUSIP No. 827692104	6

1	Names of reporting persons Yun Ming Roger Leung and Yuen Wah Leung (JT TEN)
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 897,106[6]
	9	Sole dispositive power 897,106
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 897,106
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.4%
14	Type of reporting person (see instructions) IN

[6]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 897,106 shares of common stock.

CUSIP No. 827692104	7

1	Names of reporting persons Wai Ngai Hui
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 2,423,930[7]
	9	Sole dispositive power -0-
	10	Shared dispositive power 2,423,930
11	Aggregate amount beneficially owned by each reporting person 2,423,930
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.0%
14	Type of reporting person (see instructions) IN

[7]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 2,423,930 shares of common stock.

CUSIP No. 827692104

Item 1. Security and Issuer

This Schedule 13D relates to shares of Common Stock, $0.0001 par value (the “Common Stock”) of Silver Dragon Resources Inc., a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 200 Davenport Road, Toronto, Ontario Canada, M2R 1J2.

Item 2. Identity and Background

This Schedule 13D is jointly filed by:

•	Ms. Chan King Yuet

•	Mr. Barry King Hon Chan

•	Ms. Magnolia Ulan Fung

•	Mr. Su Hu

•	Mr. Hing Choi Hui

•	Mr. Yun Ming Roger Leung and Ms. Yuen Wah Leung (JT TEN)

•	Ms. Wai Ngai Hui

These individuals are collectively referred to herein as the “Reporting Persons” and each separately a “Reporting Person.” The Reporting Persons are making this single joint filing, because they may be deemed to constitute a “group” within the meaning of Rule 13d-5 and/or Section 13(d)(3) of the Act as of April 12, 2013, the date of the Voting Agreement by and among the Reporting Persons described in Item 6 below, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the entities or person that such a group exists. Each Reporting Person (with the exception of the Ms. Chan King Yuet) have appointed Ms. Chan King Yuet as the stockholder representative (the “Representative”) of the group that may be deemed to have been formed, as set forth in the Voting Agreement.

The address for each of the Reporting Persons is as follows:

•	Ms. Chan King Yuet, 10/F, Asia Rich Court, No. 5 Staunton Street, Central, Hong Kong

•	Mr. Barry King Hon Chan, 122, 5 Shouson Hill Road, Aberdeen, Hong Kong

•	Ms. Magnolia Ulan Fung, 8/F, 26 Belleview Drive, Repulse Bay, Hong Kong

•	Mr. Su Hu, Flat G, 9/F, Tower One, Granville Garden, NT, Hong Kong

•	Mr. Hing Choi Hui, 1407-8, 21-23 Tai Lin Pai Road, Kwai Chung, NT, Hong Kong

•	Mr. Yun Ming Roger Leung and Ms. Yuen Wah Leung (JT TEN), F, 27F, B6, City Garden, North Point, Hong Kong

•	Ms. Wai Ngai Hui, Flat E, 16/F, Block 4, Verbera Heights, Mao Tai Road, Tseung Kwan O, Hong Kong

The present principal occupation or employment of the Reporting Persons is as follows:

•	Ms. Chan King Yuet - Hong Kong Investment Advisor

•	Mr. Barry King Hon Chan - Retired

•	Ms. Magnolia Ulan Fung - None

•	Mr. Su Hu - Retired

•	Mr. Hing Choi Hui - Merchant

•	Mr. Yun Ming Roger Leung and Ms. Yuen Wah Leung (JT TEN) - Retired

•	Ms. Wai Ngai Hui - Retail store owner

The citizenship of the Reporting Persons is as follows:

•	Mr. Barry King Hon Chan is a citizen of Australia

•	Ms. Magnolia Ulan Fung is a citizen of The Hong Kong Special Administration Region of the People’s Republic of China

•	Mr. Su Hu is a citizen of The People’s Republic of China

•	Mr. Hing Choi Hui is a citizen of The Hong Kong Special Administration Region of the People’s Republic of China

•	Mr. Yun Ming Roger Leung and Ms. Yuen Wah Leung (JT TEN) are citizens of The Hong Kong Special Administration Region of the People’s Republic of China

•	Ms. Wai Ngai Hui is a citizen of The Hong Kong Special Administration Region of the People’s Republic of China

None of the Reporting Persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

•	Ms. Chan King Yuet: $225,000

•	Mr. Barry King Hon Chan: $1,859,478

•	Ms. Magnolia Ulan Fung: $650,000

•	Mr. Su Hu: $400,000

•	Mr. Hing Choi Hui: $596,508

•	Mr. Yun Ming Roger Leung and Ms. Yuen Wah Leung (JT TEN): $897,106

•	Ms. Wai Ngai Hui: $44,008

The source of the funds for each of the above were the personal funds of each individual Reporting Person.

Item 4. Purpose of Transaction

The Reporting Persons purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. The purpose of the acquisitions of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

On September 17, 2012, trading in shares of the Issuer’s Common Stock were suspended by the United States Securities & Exchange Commission. Subsequent to this date, Ms. Chan King Yuet and Marc Hazout, the president and chief executive officer of the Issuer, engaged in ongoing discussions regarding Ms. Chan and other prospective investors known to Ms. Chan providing working capital required by the Issuer. On November 1, 2012, Ms. Chan made a specific proposal to fund the working capital needs of the Issuer until such time as the Issuer became cash flow positive. The offer was conditioned, among other matters, upon members of the investor group being appointed to a majority of the Issuer’s Board of Directors. On November 3, 2012, Mr. Hazout formally rejected Ms. Chan’s proposal and advised Ms. Chan that the Board of Directors of the Issuer had determined to pursue alternative financing. In a report on Form 8-K filed by the Issuer on November 19, 2012, the Issuer announced that it had entered into a loan arrangement with a company controlled by Mr. Hazout. The 8-K filing provided no details about whether the loan arrangement was sufficient to meet the Issuer’s future working capital needs or to repay the so-called “toxic” loans made to the Issuer.

On November 20, 2012, in a report on Form 8-K, the Issuer disclosed that its auditors had filed a notice of non-compliance advising that the Issuer’s financial statements could no longer be relied upon. The Issuer has also not filed its required Form 10-Q for the quarter ended September 30, 2012. Finally, the Issuer has reported on Form 8-K that it has entered into forbearance agreements with holders of its toxic loans but the Issuer has not disclosed how it intended to finance the repayment of these loans.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock owned by any of them, consistent with its investment purpose and in light of the circumstances described above, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Consistent with their investment purpose and in light of the developments described above, the Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, and plans of the Reporting Persons. The Reporting Persons may discuss ideas that, if effected may result in a change in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or other changes in the board of directors or management of the Issuer.

Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a) and (b) According to the Issuer’s most recent Quarterly Report on Form 10-Q filed August 14, 2012, there were 246,017,263 shares of Common Stock issued and outstanding as of August 2, 2012. The group that may have been deemed to be formed by the Reporting Persons may be deemed to beneficially own 23,631,584 shares of Common Stock of the Issuer held by all of the Reporting Persons combined (9.6% of the Common Stock of the Issuer based upon the information contained in the above-referenced Form 10-Q), and each of the Reporting Persons may be deemed to beneficially own the shares of each other Reporting Person.

•

Ms. Chan King Yuet beneficially owns and has sole voting and dispositive power over 150,000 shares of Common Stock, or 0.1% of the issued and outstanding Common Stock. Ms. Chan King may also be deemed to have shared voting power over 23,481,584 shares of Common Stock by virtue of the Voting Agreement. Ms. Chan King Yuet expressly disclaims dispositive power over the 23,481,584 shares of Common Stock that she may be deemed to have shared voting power over by virtue of the Voting Agreement.

•

Mr. Barry King Hon Chan beneficially owns and has sole dispositive power over 16,124,238 shares of Common Stock, or 6.6% of the issued and outstanding Common Stock. Mr. Barry King Hon Chan may be deemed to have shared voting power over the 16,124,238 shares of Common Stock by virtue of the Voting Agreement.

•

Ms. Magnolia Ulan Fung beneficially owns and has sole dispositive power over 2,000,000 shares of Common Stock, or 0.8% of the issued and outstanding Common Stock. Ms. Magnolia Ulan Fung may be deemed to have shared voting power over the 2,000,000 shares of Common Stock by virtue of the Voting Agreement.

•

Mr. Su Hu beneficially owns and has sole dispositive power over 400,000 shares of Common Stock, or 0.2% of the issued and outstanding Common Stock. Mr. Su Hu may be deemed to have shared voting power over the 400,000 shares of Common Stock by virtue of the Voting Agreement.

•

Mr. Hing Choi Hui beneficially owns and has sole dispositive power over 1,486,310 shares of Common Stock, or 0.6% of the issued and outstanding Common Stock. Mr., Hing Choi Hui may be deemed to have shared voting power over the 1,486,310 shares of Common Stock by virtue of the Voting Agreement.

•

Mr. Yun Ming Roger Leung and Ms. Yuen Wah Leung (JT TEN) beneficially own and have sole dispositive power over 897,106 shares of Common Stock, or 0.4% of the issued and outstanding Common Stock. Mr. Yun Ming Roger Leung and Ms. Yuen Wah Leung (JT TEN) may be deemed to have shared voting power over the 897,106 shares of Common Stock by virtue of the Voting Agreement.

•

Ms. Wai Ngai Hui beneficially owns and has sole dispositive power over 2,423,930 shares of Common Stock, or 1.0% of the issued and outstanding Common Stock. Ms. Wai Ngai Hui may be deemed to have shared voting power over the 2,423,930 shares of Common Stock by virtue of the Voting Agreement.

Each Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Person.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.

(c) During the last 60 days no Reporting Person had any transactions in the shares of Common Stock of the Issuer.

(d) Not applicable

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 12, 2013 the Reporting Persons entered into a Voting Agreement (the “Voting Agreement”), pursuant to which, among other things, such Reporting Persons agreed to form a group for the purposes of engaging in communications with stockholders, officers, members of the board of directors and/or representatives of the Issuer regarding the Issuer, the Issuer’s operations, the acquisition by persons of additional common shares of the Issuer, an extraordinary corporate transaction involving the Issuer, possible changes in the board of directors or management of the Issuer, and plans of the group and for the purpose of taking all other actions necessary to achieve the foregoing (collectively, the “Purposes”). The foregoing description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, which is filed as Exhibit B hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit A - Joint Filing Agreement

Exhibit B - Voting Agreement

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2013

CHAN KING YUET, INDIVIDUALLY AND AS REPRESENTATIVE

/s/ Chan King Yuet
Chan King Yuet

BARRY KING HON CHAN, INDIVIDUALLY

/s/ Barry King Hon Chan*
Barry King Hon Chan

MAGNOLIA ULAN FUNG, INDIVIDUALLY

/s/ Magnolia Ulan Fung*
Magnolia Ulan Fung

SU HU, INDIVIDUALLY

/s/ Su Hu*
Su Hu

HING CHOI HU, INDIVIDUALLY

/s/ Hing Choi Hui*
Hing Choi Hui

YUN MING ROGER LEUNG AND YUEN WAH LEUNG (JT TEN)

/s/ Yun Ming Roger Leung*
Yun Ming Roger Leung

YUEN WAH LEUNG

/s/ Yuen Wah Leung* Yuen Wah Leung

WAI NGAI HUI, INDIVIDUALLY

/s/ Wai Ngai Hui*
Wai Ngai Hui

*	By Representative pursuant to the Voting Agreement